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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1999



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8

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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                           $ 322

COST OF OPERATION                                              807

OPERATING LOSS                                                (485)

NONOPERATING INCOME                                            876

INCOME BEFORE FEDERAL INCOME TAXES                             391

FEDERAL INCOME TAXES                                           391

NET INCOME                                                   $  -



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $2

NET INCOME                                                     -

BALANCE AT END OF PERIOD                                      $2


The common stock of the Company is wholly owned by Ohio Power Company.

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 50,416
  Accumulated Depreciation and Amortization                  49,778

         NET MINING PLANT                                       638

OTHER PROPERTY AND INVESTMENTS                               12,252

CURRENT ASSETS:
  Cash and Cash Equivalents                                  46,556
  Accounts Receivable:
    General                                                   1,014
    Affiliated Companies                                      2,634
  Coal                                                        1,532
  Materials and Supplies                                      6,374
  Prepayments                                                    93

         TOTAL CURRENT ASSETS                                58,203

DEFERRED INCOME TAXES                                        55,713

DEFERRED CHARGES                                                506

           TOTAL                                           $127,312

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        December 31,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                           $      7
  Retained Earnings                                              2

         TOTAL SHAREHOLDER'S EQUITY                              9

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       48,118
  Accrued Reclamation Costs                                 39,113
  Mine Closure                                              14,225
  Other Operating Reserves                                  10,884

         TOTAL OTHER NONCURRENT LIABILITIES                112,340

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,602
    Affiliated Companies                                       310
  Taxes Accrued                                                665
  Accrued Reclamation Costs                                  6,962
  Accrued Vacation Pay                                         479
  Accrued Incentive Pay                                        974
  Workers' Compensation Claims                                 529
  Other                                                        793

         TOTAL CURRENT LIABILITIES                          12,314

DEFERRED CREDITS                                             2,649

           TOTAL                                          $127,312

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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1999


Litigation

   As discussed in Note 2 of the Notes to Financial Statements in the 1998 Annual Report, the deductibility of certain interest deductions related to American Electric Power's (AEP's) corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through December 31, 1999 would increase expenses by approximately $10.9 million (including interest).


   The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

   In order to resolve this issue, the Company filed suit against the United States (US) in the US District Court for the Southern District of
Ohio in March 1998.  In 1999 a US Tax Court judge decided in the Winn-Dixie
Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwithstanding the Tax
Court's Decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.

Mine Closure

   In October 1999 the Company discontinued mining operations, except for incidental coal mining available during the final reclamation process, and reduced approximately 100 positions, which included those represented by the United Mine Workers of America (UMWA) as well as non-represented salaried positions.  The remaining employees will finish reclamation work and complete incidental mining activities.
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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1999
                    (in thousands, except as noted)
                                                                                          October through
                                                                                              December
                                                                                                1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                      $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.43% per annum, 2.6075% per quarter                                              .026075

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                $   -
            2. Year-to-Date                                                                   $   -

       D. Net Income per Statement of Income                                                  $   -
            Add: Interest Charges                                                                 -
            Less: Nonoperating Income                                                              876

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                $   (876)
            2. Year-to-Date                                                                   $ (3,054)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                        $  1,198

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                    (876)

       C. Cost Applicable to Current Quarter Coal Billings                                         322
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                           102
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                  $    220

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                       6,954

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                $31.64

(a)    As represented by  Cost of Operation" plus  Federal Income Taxes" reported in Statements of Income.

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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1999


                                                       (in thousands)

Direct Labor-UMW*                                         $   137
Indirect Labor-UMW*                                           740
Benefits-UMW*                                               1,666
Salaries and Benefits-Nonunion                              1,072
Operating Supplies                                            610
Repair Parts and Materials                                    236
Electricity and Other Utilities                               455
Outside Services-Maintenance, Haulage and Reclamation         509
Taxes Other Than Federal Income Taxes**                       126
Rental of Equipment                                             8
Depreciation, Depletion and Amortization                    1,329
Mining Cost Normalization***                               (4,207)
Reclamation                                                (1,485)
Other Production Costs                                        928

Subtotal                                                    2,124

Transfers of Production Costs (to)/from Coal Inventory     (1,317)

          Total                                           $   807

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in benefits.
*** Represents the deferral/accrual required  to establish a monthly selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and any deferral is eliminated by year-end. The $37.6 million credit represents mine closure costs included in the normalized selling prices billed monthly but not accrued as a liability until October 1999 when the Board of Directors approved the closing of the Muskingum mine.


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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           December 31, 1999
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -        $324

Mining Structures and Equipment       47,800     47,486      314

Leasehold Improvements                 2,292      2,292       -

    Total Mining Plant
      in Service                     $50,416    $49,778     $638

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                       CENTRAL OHIO COAL COMPANY
                CONSTRUCTION EXPENDITURE BUDGET - 2000


  The Company has no construction expenditures planned for 2000.